EXHIBIT 4.4

AccuPoll
    The clear choice


September 6, 2005



Dennis Vadura
15101 Red Hill Ave.
Tustin,  CA  92780


               Re:  Amendment No. 1 to 8% Convertible
                    Promissory Note Due August 25, 2006
                    -----------------------------------

Dear Mr. Wiebe:

         Reference is hereby made to that certain 8% Convertible Promissory Note (the "Note) in the principal amount of $340,000 due August 25, 2006 issued to you by AccuPoll Holding Corp. (the "Company"). As consideration for an additional loan from you to the Company in the amount of $102,500, the undersigned does hereby agree to increase the principal amount of the Note in the amount of $102,500.

         Except as expressly amended hereby, all of the terms and provisions of the Note is and shall remain in full force and effect. This amendment shall be governed by and construed in accordance with the laws of the State of California, without regard to principles of conflicts of law or the actual domiciles of the parties.

         Please acknowledge your understanding of and agreement with the foregoing by signing this letter agreement in the space provided below.

                                          Sincerely,



                                          /s/ William E. Nixon
                                          William E. Nixon
                                          President and Chief Executive Officer


Agreed and Accepted this
6th day of September 2005
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/s/ Dennis Vadura
----------------------
Dennis Vadura


15101 Red Hill Ave., Suite 220 Tustin, CA 92780  949.200.4000 fax 714.258.7800
www.accupoll.com
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